

November 7, 2013

Via E-mail

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Office Depot, Inc.**
> **Schedule 13D/A filed August 23, 2013 by Starboard Value and Opportunity**
>   **Master Fund Ltd., et. al.**
> **Response letter filed October 9, 2013**
> **File No. 1-10948**

Dear Mr. Freedman:

We note your response letter dated October 9, 2013, to our comment letter dated August 26, 2013, and the various telephone conversations we conducted. We continue to believe that your determination not to cast the votes of shares of holders who had given you their proxy for the special meeting held by Office Depot on August 21, 2013, did not comply with Rule 14a-4(e). While the staff of the Division of Corporation Finance will not undertake any further examination of your non-compliance with this rule at this time, please note that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions